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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GigaMedia Limited
(Name of Issuer)
Ordinary Shares, par value NT$10 per share
(Title of Class of Securities)
Y2711Y104
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y2711Y104	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Sanjay Motwani

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Kingdom

	5	SOLE VOTING POWER:

NUMBER OF		4,363,056

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,363,056

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,363,056

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.67%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN,HC

1	Based on the number of GigaMedia Limited ordinary shares outstanding as of 50,301,268, as reported in GigaMedia Limited’s Form 6-K filed with the Securities and Exchange Commission on November 21, 2005. The reporting person beneficially owned 4,363,056 shares of common stock of GigaMedia Limited as of December 31, 2005.

CUSIP No.	Y2711Y104	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Sansar Family II, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,363,056

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,363,056

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,363,056

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.67%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO,HC

2	Based on the number of GigaMedia Limited ordinary shares outstanding as of 50,301,268, as reported in GigaMedia Limited’s Form 6-K filed with the Securities and Exchange Commission on November 21, 2005. The reporting person beneficially owned 4,363,056 shares of common stock of GigaMedia Limited as of December 31, 2005.

CUSIP No.	Y2711Y104	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Sansar Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		4,363,056

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,363,056

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,363,056

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.67%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

3	Based on the number of GigaMedia Limited ordinary shares outstanding as of 50,301,268, as reported in GigaMedia Limited’s Form 6-K filed with the Securities and Exchange Commission on November 21, 2005. The reporting person beneficially owned 4,363,056 shares of common stock of GigaMedia Limited as of December 31, 2005.

SCHEDULE 13G

Item	1(a)	Name of Issuer:

GigaMedia Limited

	1(b)	Address of Issuer’s Principal Executive Offices:

122 Tunhua North Road
Taipei, Taiwan, R.O.C.

Item	2(a)	Name of Person Filing:

Sanjay Motwani is the managing member of Sansar Family II, L.L.C., which is the managing member of Sansar Capital Management, L.L.C. All of the shares of common stock that were beneficially owned by the reporting persons were held by a fund to which Sansar Capital Management, L.L.C. acts as an investment advisor.

	2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Sanjay Motwani, Sansar Family II, L.L.C. and Sansar Capital Management, L.L.C. is:

25 West 53rd Street, New York, NY 10019.

	2(c)	Citizenship:

Sanjay Motwani is a United Kingdom citizen. Sansar Family II, L.L.C. is a Delaware limited liability company. Sansar Capital Management, L.L.C. is a Delaware limited liability company.

	2(d)	Title of Class of Securities:

Ordinary Shares, par value NT$10 per share

	2(e)	CUSIP Number:

Y2711Y104

Item	3	This statement is filed pursuant to Rule 13d-1(c).

Item	4	Ownership:

With respect to the beneficial ownership of shares of common stock of GigaMedia Limited by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

Item	5	Ownership of Five Percent or Less of a Class:

		Not Applicable.

Item	6	Ownership of More than Five Percent on Behalf of Another Person:

		Not Applicable.

Item	7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

		See Item 2 hereof.

Item	8	Identification and Classification of Members of the Group:

		Not Applicable.

Item	9	Notice of Dissolution of Group:

		Not Applicable.

Item	10	Certification:

		By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

		The reporting persons have agreed that this Schedule 13G may be filed by Sanjay Motwani on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Sanjay Motwani
Sanjay Motwani
February 14, 2006

EXHIBIT INDEX

Exhibit I	Agreement Regarding the Joint Filing of Schedule 13G